FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca invests $15bn in China through 2030

 29 January 2026

AstraZeneca plans to invest $15 billion in China through 2030 to pioneer the next-generation of innovative medicines

Landmark investment will expand AstraZeneca's capabilities to discover, develop, and manufacture transformative new treatments in China

Investment will support delivery of AstraZeneca's 2030 ambition

AstraZeneca today announced $15 billion investment in China through 2030 to expand medicines manufacturing and R&D. This investment will leverage the country's scientific excellence, advanced manufacturing, and China-UK healthcare ecosystem collaborations to deliver cutting-edge treatments to patients across China and globally.

Keir Starmer, UK Prime Minister, said: "Unlocking opportunities for British businesses across the globe and delivering for working people back home is always the driving force behind my international engagements. AstraZeneca's expansion and leadership in China will help the British manufacturer continue to grow - supporting thousands of UK jobs. The multi-billion pound investment announced today from AstraZeneca, alongside partnerships from some of our country's leading universities, furthers research and development in the UK which is helping to power our world class life sciences sector."

Pascal Soriot, Chief Executive Officer, AstraZeneca, said: "Today's landmark investment of $15 billion begins an exciting next chapter for AstraZeneca in China, which has become a critical contributor to scientific innovation, advanced manufacturing, and global public health. By expanding our capabilities in breakthrough treatments like cell therapy and radioconjugates, we will strengthen our contribution to China's high-quality development and, most importantly, bring next-generation modalities to patients."

Recognising China's advanced science in new modalities, this investment will significantly enhance the Company's cell therapy and radioconjugates capabilities that are driving its broad and varied pipeline to help patients with cancer, haematological conditions and autoimmune diseases, among others. These investments span the value chain, from drug discovery and clinical development to manufacturing, and bring Chinese innovation to the world through our partnerships with leading biotechs including AbelZeta, CSPC, Harbour BioMed, Jacobio and Syneron Bio. Building on the 2024 acquisition of Gracell Biotechnologies, AstraZeneca will also become the first global biopharmaceutical leader with end-to-end cell therapy capabilities in China.

These investments build on AstraZeneca's substantial R&D footprint, including global strategic R&D centres in Beijing and Shanghai, which collaborate with over 500 clinical hospitals, and have led on a large number of global clinical trials in the past three years alone. The Company will also develop its existing manufacturing facilities in Wuxi, Taizhou, Qingdao, and Beijing, which provide high-quality medicines to patients in China and 70 markets worldwide, together with the establishment of new sites to be announced. Together, these investments will grow the Company's highly skilled workforce in China beyond 20,000 and create thousands of additional jobs across the healthcare ecosystem.

The investment, announced during the UK Prime Minister's visit to China, will strengthen China-UK collaboration in healthcare innovation and will benefit the life sciences ecosystems of both countries. Building on its successful ecosystem collaboration with the University of Cambridge and Beijing, AstraZeneca is working with other pre-eminent research and financial institutions - including the University of Oxford, the University of Glasgow, King's College London, and HSBC - to establish further collaborations between dynamic ecosystems in both countries.

This investment is fully aligned with the goals of Healthy China 2030 and will prioritise delivery of China's 'Common Health' agenda, to expand prevention, early detection, and access to innovative medicines for underserved communities.

Notes

AstraZeneca in China
China is AstraZeneca's second-largest market and a strategic hub for global innovation, home to two global R&D centres that have led 20 global clinical trials to-date, four manufacturing sites that supply high-quality medicines to over 70 markets, and commercial operations across five regional hubs. Headquartered in Shanghai, AstraZeneca employs over 17,000 people in China and, since 2023, has signed 16 global licensing agreements with 15 Chinese partners. Since entering China in 1993, AstraZeneca has introduced over 40 innovative medicines, focusing on disease areas such as oncology, respiratory, cardiovascular, renal & metabolic, gastrointestinal, rare disease, and vaccines and immunology. The Company's innovative medicines benefited 68 million patients in China in 2025 alone.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 January 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary